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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)**(1)

                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
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                                 (Cusip Number)

                                  Andrew Gaspar
                               540 Madison Avenue
                            New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1998
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                      (Date of Event which Requires Filing
                                of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
**  Final Amendment

(1) The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D

CUSIP No. G7702U 10 2                                               Page 2 of 8
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    1  NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andrew Gaspar
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                    (b)  / /
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

         See Item 3.
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    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. citizen
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                      7         SOLE VOTING POWER

   NUMBER OF                    49,862 (See Item 5.)

     SHARES       --------------------------------------------------------------
                      8         SHARED VOTING POWER
  BENEFICIALLY
                                1,255,901 (See Item 5.)
    OWNED BY
                  --------------------------------------------------------------
      EACH            9         SOLE DISPOSITIVE POWER

   REPORTING                    49,862 (See Item 5.)

     PERSON       --------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER
      WITH
                                1,255,901 (See Item 5.)
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,305,763 (See Item 5.)
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      / /
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. G7702U 10 2                                               Page 3 of 8

-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bukfenc, Inc.
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                    (b) / /
-------------------------------------------------------------------------------
    3  SEC USE ONLY

-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

         See Item 3.
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of New York
-------------------------------------------------------------------------------
 NUMBER OF       7     SOLE VOTING POWER

   SHARES              1,249,224 (See Item 5.)

BENEFICIALLY  -----------------------------------------------------------------
                  8    SHARED VOTING POWER
  OWNED BY
                                 0
    EACH      -----------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
 REPORTING
                       1,249,224 (See Item 5.)
   PERSON     -----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
    WITH
                                 0
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,249,224 (See Item 5.)
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    / /
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 1, 1998 ("Amendment No. 1"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Item 2.           Identity and Background.

         (b) The principal business address of Andrew Gaspar is 540 Madison Avenue, 31st Floor, New York, New York 10022. The principal business address of Bukfenc, Inc., and such members of the Gaspar family is 122 Salem Road, East Hills, New York 11577.

Item 3.           Source and Amount of Funds or Other Consideration.

         On December 23, 1998, RSLAG distributed 261,407 shares of Class B Common Stock to its partners on a pro-rata basis (the "RSLAG Distribution"). No cash or other consideration was paid by the recipients of the shares in connection with the RSLAG Distribution.

         On December 24, 1998, LGV distributed 909,090 shares of Class B Common Stock to its members on a pro-rata basis (the "LGV Distribution"). No cash or other consideration was paid by the recipients of the shares in connection with the LGV Distribution.

Item 5.           Interest in Securities of the Issuer.

         (a) and (c)

         On December 15, 1998, Bukfenc, Inc. sold (the "Sale") an aggregate of 200,000 shares of Class A Common Stock at $23.875 per share in transactions covered by a certain Registration Statement on Form S-1 (File No. 333-62325), which Registration Statement was declared effective by the Securities and Exchange Commission on November 24, 1998.

         As a result of the RSLAG Distribution, the LGV Distribution and the Sale, as of December 31, 1998, Andrew Gaspar beneficially owned 1,305,763 shares of the Issuer's Common Stock (which consists of (i) 49,862 shares of Class A Common Stock held directly by him, (ii) 1,249,224 shares of Class A Common Stock held by Bukfenc, Inc., and (iii) 6,677 shares of Class A Common Stock held by Bukfenc LLC, a limited liability company, of which Mr. Gaspar and members of his family are the only members). This represents 4.9% of the outstanding Class A Common Stock, based on 26,520,747 shares of Class A Common Stock outstanding as reported by the Issuer.

         As a result of the RSLAG Distribution and the Sale, as of December 31, 1998, Bukfenc, Inc. owned 1,249,224 shares of the Issuer's Class A Common Stock representing 4.7% of the outstanding Class A Common Stock, based on 26,520,747 shares of Class A Common Stock outstanding as reported by the Issuer.

         Andrew Gaspar disclaims beneficial ownership of some of the shares owned by Bukfenc, Inc. and Bukfenc, LLC.

         (b) Andrew Gaspar has the sole power to vote or dispose of 49,862 shares of Class A Common Stock. Bukfenc, Inc. has the sole power to vote or dispose of 1,249,224 shares of Class A Common Stock.

         (e) On December 15, 1998, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's securities.


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  March 18, 1999



                       By /s/ Andrew Gaspar
                          -------------------------------------------
                          Name:  Andrew Gaspar


                       Bukfenc, Inc.


                       By /s/ Andrew Gaspar
                          -------------------------------------------
                          Name:  Andrew Gaspar
                          Title: President



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